Bolt Technology Corporation 2003 Annual Report

Company Profile

Bolt Technology Corporation operates in two business segments - geophysical equipment and industrial products. The geophysical equipment segment includes the development, manufacture and sale of air guns, underwater electrical connectors and cables, air gun signature hydrophones and pressure transducers used by the marine seismic industry. The industrial products segment develops, manufactures and sells miniature industrial clutches, brakes and sub-fractional horsepower electric motors. Founded in 1960, the Company is headquartered in Norwalk, Connecticut. Our common stock trades on the American Stock Exchange under the ticker symbol BTJ.

Financial Highlights

(In thousands, except per share data)	Years Ended June 30,				
	2003	2002	2001	2000	1999
SUMMARY OF OPERATIONS					
Sales	**$ 10,842**	$ 17,991	$ 15,496	$ 14,748	$ 19,591
Income (loss) before income taxes	**(335)**	3,089	1,071	1,090	5,009
Provision (benefit) for income taxes	**(174)**	1,218	675	557	728
Net income (loss)	**(161)**	1,871	396	533	4,281
Net cash provided by operating activities	**$ 519**	$ 3,827	$ 585	$ 836	$ 6,817
Average number of shares outstanding - diluted	**5,414**	5,416	5,414	5,408	5,379
Earnings (loss) per share - diluted	**$ (0.03)**	$ 0.35	$ 0.07	$ 0.10	$ 0.80
FINANCIAL POSITION DATA					
Working capital	**$ 8,331**	$ 8,479	$ 5,572	$ 7,791	$ 7,651
Total assets	**$ 21,776**	$ 22,860	$ 24,734	$ 25,038	$ 27,887
Total liabilities	**$ 1,237**	$ 2,160	$ 5,905	$ 6,605	$ 10,022
Stockholders' equity	**$ 20,539**	$ 20,700	$ 18,829	$ 18,433	$ 17,865

President's Message

Fiscal year 2003 was a challenging year for our Company and our industry. In spite of high oil and gas prices and low inventories of crude oil, seismic spending and activity experienced a significant slowdown. As a result, the Company recorded a net loss of $161,000 ($0.03 per common share) for the year ended June 30, 2003 compared to net income of $1,871,000 ($0.35 per common share) last year.

The slowdown in marine seismic exploration service activity negatively impacted the Company's geophysical equipment business. This event was uncontrollable as to the demand for our geophysical products but, as indicated below, we were able to minimize its effect on our fiscal 2003 results.

Consolidated sales for fiscal 2003 totaled $10,842,000. This sales level was lower than the prior year by $7,149,000 or 40%, due to the lower demand in the geophysical equipment segment of our business. In that segment, sales for fiscal 2003 totaled $8,132,000, a decrease of 47% from $15,447,000 last year. Consolidated gross profit decreased from 45% in fiscal 2002 to 34% in fiscal 2003. This decrease was also attributable to the geophysical equipment segment. Gross profit for this segment decreased from 45% in fiscal 2002 to 31% in fiscal 2003 reflecting lower manufacturing efficiencies associated with the 47% sales decline. The Company's fiscal 2003 results were also adversely affected by our decision to increase the inventory valuation reserve by $282,000 at June 30, 2003. This increase was considered necessary due to certain excess inventory quantities precipitated by the industry slowdown. Sales in our industrial products segment, in contrast, increased by $166,000 or 7% as the demand for slip clutches and other industrial products became more robust with the gradual improvement in the domestic economy. Gross profit for industrial products also improved reflecting higher manufacturing efficiencies attributable to the sales increase. Because of the lower consolidated sales and gross profit in fiscal 2003, as outlined above, the Company closely managed down its selling, general and administrative expenses which decreased by $647,000. The end result was that the fiscal 2003 net loss of $161,000 was a minimized loss.

Despite the disappointing loss for the year, we were able to generate positive cash flow of $448,000, ending the year with cash of $1,922,000, working capital of $8,331,000 and a continued debt-free position.

Going forward, we continue to believe that the Company is well positioned to participate in the eventual upswing in the marine seismic exploration industry. A number of positive indicators arose late in fiscal 2003 which point to improved operating results in fiscal 2004. For example, in the fourth quarter of fiscal 2003 we received the first order to ship our new Annular Port Air Guns ("APG Gun") and another significant order was received for a major system of our standard air guns. Both of these orders will be shipped in the first quarter of fiscal 2004. Furthermore, orders for replacement parts began to increase in the fourth quarter and prospects for sales of complete energy source systems have shown significant improvement. Importantly, the fundamentals that drive our industry, high oil prices and low crude oil inventory levels point to increased marine seismic exploration activity. This is why we are cautiously optimistic about the future for our geophysical equipment business. In addition, the industrial products business should also continue to improve as the domestic economy continues to strengthen.

The APG Gun order, discussed above, is an important milestone for the Company. These air guns have been under development for several years and have been designed to deliver several superior operating features. The principal attribute of the APG Gun is an annulus containing the air chamber, shuttle and valve surrounding a hollow passage through which air supply hoses and electrical control cables are routed. This new configuration permits the implementation of simplified multi-gun arrays that produce less towing drag while being easier to deploy and retrieve than conventional air gun arrays. The initial APG Gun system that was ordered will be used in 4-D seismic surveys in an existing oil and gas field. 4-D seismic surveys consist of a series of 3-D seismic surveys conducted over an identical survey line utilizing a grid of permanently implanted seismic sensors on the ocean bottom. Comparing the results of these time-lapse surveys allows reservoir engineers to more effectively target additional production drilling sites and manage production over the life of the field. The Company has received several inquiries for additional sales of the APG Gun. We are also cautiously optimistic about these prospects.

We have never forgotten that our "number one priority" is to provide top quality equipment to the marine seismic industry. The development of the APG Gun and our continuing research and development efforts to make our products even better and more responsive to our customers needs, constitute the hallmarks of what makes us the world's leading provider of seismic energy sources and underwater electrical connectors.

Finally, on behalf of Management, I would like to express our thanks to all of our employees who have contributed to our forward progress and to our Directors, who have continued to provide the guidance, counsel and oversight to ensure reaching our strategic goals. I also thank the Stockholders for their trust, confidence and perseverance in this difficult economic environment.

Raymond M. Soto
Chairman, President and
Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis should be read together with the Consolidated Financial Statements and accompanying notes and other detailed information appearing elsewhere in this Annual Report.

Overview

Sales of the Company's geophysical products are generally related to the level of worldwide oil and gas exploration and development activity which is dependent, primarily, on oil and gas prices. Because of a rapid decline in oil prices in 1999, oil companies reduced exploration budgets which caused the Company's customers, primarily seismic exploration contractors, to reduce activities. This reduction in activity resulted in underutilized and idle seismic vessels. During the last half of fiscal 2001 and in fiscal 2002, there was an increase in marine seismic exploration activity which benefited the Company's geophysical equipment sales and profitability. However, during fiscal 2003, despite high oil prices, the energy industry has become increasingly more cautious on exploration spending which the Company believes reflects uncertain economic and political outlooks. This slowdown in marine seismic exploration activity was industry-wide. The Company did not ship any complete energy source systems until late in the fourth quarter of fiscal 2003 and sales of air gun replacement parts and underwater electrical connectors were depressed during fiscal 2003.

Fiscal 2003 sales in the industrial products segment of the Company's business improved over the prior year, reflecting the addition of new customers and higher volume for existing customers.

Liquidity and Capital Resources

At June 30, 2003, the Company had $1,922,000 in cash and cash equivalents. For the year ended June 30, 2003, cash and cash equivalents increased by $448,000. Cash flow from operating activities after changes in operating assets and liabilities was $519,000 for the year ended June 30, 2003, primarily due to a decrease in the level of accounts receivable partially offset by the fiscal 2003 net loss, higher inventories and lower accrued liabilities.

For the year ended June 30, 2003, the Company used $71,000 for capital expenditures for replacement equipment which was funded from operating cash flow. The Company estimates that capital expenditures for fiscal year 2004 will be approximately $150,000. The Company expects to fund these capital expenditures from operating cash flow.

At June 30, 2002, the Company had $1,474,000 in cash and cash equivalents. For the year ended June 30, 2002, cash and cash equivalents increased by $145,000. Cash flow from operating activities after changes in operating assets and liabilities was $3,827,000 for the year ended June 30, 2002, primarily due to net income and a decrease in the level of accounts receivable.

For the year ended June 30, 2002, the Company used $82,000 for capital expenditures and $3,600,000 for the scheduled payments of a note issued in connection with the acquisition of A-G Geophysical Products, Inc. ("A-G") in 1999. In April 2002, the final payment was made and all obligations under this note were satisfied.

In May 2002, the Company entered into a one-year $1,500,000 unsecured line of credit agreement with a bank to support working capital requirements. The Company never borrowed under this facility which expired in May 2003. The Company is currently evaluating its requirements with respect to arranging a new facility.

Under the terms of the 1998 asset purchase agreement for Custom Products Inc. ("Custom Products"), the Company could have been required to make additional annual payments to the former owners of Custom Products in the maximum amount of $4,000,000 if net sales of Custom Products increased to certain levels by December 2002. No payments were required under this agreement because the sales did not meet amounts specified in the agreement.

In October 1998, the Company's Board of Directors approved a stock repurchase program under which the Company was authorized to buy up to 500,000 shares of its Common Stock in open market or private transactions. Although the program remains authorized, the Company has not repurchased any shares and currently has no plan to make repurchases.

Current cash and cash equivalent balances and projected cash flow from operations are considered adequate to meet foreseeable operating needs.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet financing arrangements. In addition, the Company does not have any relationship with unconsolidated entities or any special purpose entities and has not issued any guarantees.

Contractual Obligations

The Company has no long-term borrowings, capital leases, purchase obligations or other long-term liabilities at June 30, 2003 and 2002. The Company is obligated for minimum lease payments as of June 30, 2003 under several operating leases for its facilities. The total minimum payments due under such leases is $1,609,000 payable during the following periods: less than 1 year - $474,000; 1 to 3 years - $689,000 and 3 to 5 years - $446,000. Such amounts are exclusive of any "additional rent" for taxes, utilities or similar charges, under triple net leases. See Note 8 to the Consolidated Financial Statements under "Lease Commitments," for further information of future payments and other information relating to such leases.

Results of Operations

Year Ended June 30, 2003 Compared to Year Ended June 30, 2002

Sales for the year ended June 30, 2003 decreased by $7,149,000 or 40% from the year ended June 30, 2002. Sales of geophysical equipment decreased by $7,315,000 or 47% reflecting the industry-wide slowdown in marine seismic activity due to cautious exploration spending by energy companies which, in turn, resulted in lower demand for air guns, air gun replacement parts and underwater connectors by seismic marine exploration contractors, which are the Company's major customers. This decrease was partially offset by a $166,000 or 7% sales increase in sales of industrial products compared to the year ended June 30, 2002, as that business began to show improvement from the prior year due to improved conditions in the domestic economy. With such improvement, this segment was able to add new customers and achieve higher sales volumes from existing customers.

Consolidated cost of sales as a percentage of consolidated sales increased from 55% for the year ended June 30, 2002 to 66% for the year ended June 30, 2003. This increase was due primarily to the geophysical equipment segment. Cost of sales for the geophysical equipment segment increased from 55% for the year ended June 30, 2002 to 69% for the year ended June 30, 2003 due primarily to lower manufacturing efficiencies associated with the 47% sales decrease mentioned above. In addition, cost of sales for the geophysical equipment segment for the year ended June 30, 2003 includes a charge of $282,000 to increase the inventory valuation reserve to recognize that the current supply of certain inventory items exceeds estimated future demand resulting from the industry-wide slowdown in marine seismic activity during the year ended June 30, 2003. Cost of sales for the industrial products segment decreased from 56% for the year ended June 30, 2002 to 55% for the year ended June 30, 2003 reflecting slightly higher manufacturing efficiencies resulting from the 7% sales increase.

Research and development expense decreased by $47,000 or 19% for fiscal year 2003 over fiscal year 2002 because a major research and development program, the Annular Port Air Gun, had reached near completion in the fourth quarter of fiscal 2002.

Selling, general and administrative expenses decreased by $647,000 or 14% for the year ended June 30, 2003 versus the year ended June 30, 2002 primarily due to lower compensation costs ($408,000) and bad debt expense ($191,000).

The Company conducted, with the assistance of an independent valuation firm, an annual impairment test of the goodwill balance as of July 1, 2003. The results of the test indicated that there was no impairment of the July 1, 2003 goodwill balance.

Interest expense for the year ended June 30, 2003 was zero versus $194,000 for the year ended June 30, 2002. The reason for this decrease was the payment in full in April 2002 of the note issued in connection with the A-G acquisition.

The provision for income taxes for the year ended June 30, 2003 was a benefit of $174,000 reflecting a loss before income taxes of $335,000 and the increase in net deferred tax assets partially offset by state income taxes. The provision for income taxes for the year ended June 30, 2002 was $1,218,000, an effective tax rate of 39%, which was higher than the federal statutory rate of 34% primarily due to the effect of state income taxes.

The above-mentioned factors resulted in a net loss for the year ended June 30, 2003 of $161,000 compared to net income of $1,871,000 for the year ended June 30, 2002.

Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

Sales for the year ended June 30, 2002 increased by $2,495,000 or 16% from the year ended June 30, 2001. Sales of geophysical equipment increased by $2,939,000 or 24% reflecting an increase in marine seismic exploration activity which started in the fourth quarter of fiscal year 2001. This increase was partially offset by a $444,000 or 15% decrease in sales of industrial products compared to the year ended June 30, 2001, as that business was adversely affected by the continuing domestic economic slowdown.

Consolidated cost of sales as a percentage of consolidated sales decreased from 58% for the year ended June 30, 2001 to 55% for the year ended June 30, 2002. This decrease was due primarily to the geophysical equipment segment. Cost of sales as a percentage of sales for the geophysical equipment segment decreased from 60% for the year ended June 30, 2001 to 55% for the year ended June 30, 2002 due primarily to higher manufacturing efficiencies associated with the 24% sales increase mentioned above. Cost of sales for the industrial products segment increased from 47% for the year ended June 30, 2001 to 55% for the year ended June 30, 2002 reflecting lower manufacturing efficiencies resulting from the 15% sales decrease.

Research and development expense decreased by $18,000 or 7% for fiscal year 2002 over fiscal 2001 because the Annular Port Air Gun project was reaching its final stages.

Selling, general and administrative expenses increased by $270,000 or 6% for the year ended June 30, 2002 versus the year ended June 30, 2001 primarily due to higher compensation costs ($340,000).

As indicated in Note 1 to the Consolidated Financial Statements, SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), was adopted by the Company effective July 1, 2001. Accordingly, there was no goodwill amortization for the year ended June 30, 2002. For the year ended June 30, 2001, goodwill amortization was $660,000. The Company had been amortizing goodwill prior to July 1, 2001 over 20 years. If the adoption of SFAS 142 had been in effect on July 1, 2000, the reported net income of $396,000 for the year ended June 30, 2001 would have increased to $963,000. Goodwill was tested for impairment as of July 1, 2001, the initial test, and as of July 1, 2002, an annual test. Both tests were conducted by management with the assistance of an independent valuation company and the results of both tests indicated no impairment.

Interest expense for the year ended June 30, 2002 was $194,000 which was $175,000 less than the previous fiscal year due to the lower average balance outstanding on the A-G note.

The provision for income taxes for the year ended June 30, 2002 was $1,218,000, an effective tax rate of 39%, which was

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higher than the federal statutory rate of 34% primarily due to the effect of state income taxes. The Company's tax provision for the year ended June 30, 2001 of $675,000 on income before taxes of $1,071,000 was significantly higher than the federal statutory rate of 34% primarily due to the effect of goodwill amortization relating to the A-G acquisition which was not deductible for income tax purposes and a reduction in the amount of investment tax credit carry-forwards.

The above mentioned factors resulted in net income for the year ended June 30, 2002 of $1,871,000 compared to net income of $396,000 for the year ended June 30, 2001.

Critical Accounting Policies

The methods, estimates and judgments we use in applying the accounting policies most critical to our financial statements have a significant impact on the results we report in our financial statements. The U.S. Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results, and require us to make our most difficult and subjective judgments.

Based on this definition, our most critical policies include: recording of inventory reserves; deferred taxes; and the assessment of recoverability of goodwill and other intangible assets. We discuss these policies further below. We also have other key accounting policies including policies for revenue recognition and establishment of bad debt reserves. We believe that these other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period. For additional information see Note 1 to the Consolidated Financial Statements. Although we believe that our estimates and assumptions are reasonable, they are based upon information available at the end of each period and involve inherent risks and uncertainties. Actual results may differ significantly from our estimates and our estimates could be different using different assumptions or conditions.

Inventory Reserves

We establish inventory valuation reserves to reflect those conditions when the cost of the inventory is not expected to be recovered. We review circumstances such as when products are not expected to be saleable. The reserve recorded is equal to all or a portion of the cost of the inventory based on the specific facts and circumstances. We monitor inventory levels on a regular basis and record increases in inventory valuation reserves in cost of sales and decreases in inventory valuation reserves when items are scrapped or disposed of. During the fourth quarter of fiscal 2003, the inventory valuation reserve was increased by $282,000 as warranted by a higher level of slow-moving geophysical equipment inventory precipitated by the industry-wide slowdown in marine seismic exploration activity. Therefore, the inventory valuation reserve increased from $915,000 at June 30, 2002 to $1,197,000 at June 30, 2003.

Deferred Taxes

We apply an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon our assessment of whether it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to utilize the deferred tax asset. We review our internal forecasted sales and pre-tax earnings estimates to make our assessment about the utilization of deferred tax assets. In the event we determine that future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. If that assessment changes, a charge or a benefit would be recorded in the consolidated statement of income. The Company has concluded that no deferred tax valuation allowance was necessary at June 30, 2003 and 2002 because future taxable income is believed to be sufficient to utilize the deferred tax asset. Net deferred tax assets increased by $237,000 from $579,000 at June 30, 2002 to $816,000 at June 30, 2003 reflecting principally the tax benefit of the loss carry-forward generated in the year ended June 30, 2003 and the increase in the inventory valuation reserve.

Goodwill and Intangible Assets

In connection with acquisitions, we determine the amounts and related useful lives assigned to goodwill and intangibles based on purchase price allocations. These allocations, including an assessment of estimated useful lives, are performed by qualified independent appraisers using generally accepted valuation methodologies. Valuation of intangible assets is generally based on the estimated cash flows related to those assets, while the value assigned to goodwill is the residual of the purchase price over the fair value of all identifiable assets acquired and liabilities assumed. Useful lives are determined based on the expected future period of benefit of the asset, which considers various characteristics of the asset, including historical cash flows. As required by SFAS No. 142, "Goodwill and Other Intangible Assets", the Company reviews goodwill for impairment annually or more frequently if impairment indicators arise. Goodwill was tested for impairment as of July 1, 2001, the initial test; as of July 1, 2002, the first annual test; and as of July 1, 2003, the next annual test. All three tests were conducted by management with the assistance of an independent valuation company and the results of such tests indicated no impairment. The Company's goodwill carrying amounts relate solely to the acquisition of Custom Products and A-G which are two SFAS 142 reporting units. Bolt Technology Corporation ("Bolt"), the parent of Custom and A-G, is a third reporting unit and has no goodwill. Both Bolt and A-G are in the geophysical equipment segment, and Custom is in the industrial products segment. The Company has no intangible assets other than goodwill on its balance sheet as of June 30, 2003 and 2002.

Recent Accounting Developments

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. Specifically, FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon the issuance of a guarantee and requires that certain disclosures be made concerning such guarantee. The initial recognition and measurement provisions of FIN 45 are effective on a prospective basis to guarantees issued or modified after December 15, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements relating to FIN 45 are effective for either interim or annual financial statements periods ending after December 15, 2002. The adoption of FIN 45 did not have any impact on the Company's Consolidated Financial Statements because the Company does not issue guarantees.

Accounting for Stock-Based Compensation – Transition and Disclosure

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). This statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. SFAS 148 amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to require prominent disclosure and in tabular format the effects on reported net income of an entity's accounting policy decisions concerning stock-based employee compensation. In addition, SFAS 148 requires disclosure of the pro forma effect of stock-based employee compensation on reported net income in interim financial statements. This statement is effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The Company adopted SFAS 148 at the beginning of the third quarter of fiscal 2003 and that adoption did not have an impact on the Company's consolidated results of operations or financial condition, since the Company did not elect to change to the fair value method of accounting. The Company, however, has modified its reporting disclosures in the footnotes to the Company's Consolidated Financial Statements as required by the new standard.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires variable interest entities (commonly referred to as "SPEs") to be consolidated by the primary beneficiary of the SPE provided that certain criteria are met. FIN 46 is effective immediately for all such entities created after or acquired after January 31, 2003. The adoption of FIN 46 did not have any impact on the Company's Consolidated Financial Statements since the Company did not have any variable interest entities or SPEs as of June 30, 2003 and does not enter into such transactions.

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under FASB No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is effective for derivative contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All requirements of SFAS 149 are applied prospectively with certain exceptions. We believe that the adoption of SFAS 149 will not have any impact on the Company's results of operations or financial position because the Company does not enter into any derivative instrument and hedging transactions.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement establishes standards for how an issuer should classify and measure certain financial instruments having characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an "asset" in certain cases). Prior to the issuance of SFAS 150 many issuers classified such instruments as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing as of the beginning of the interim period of adoption. SFAS 150 does not provide for restatement. The adoption of SFAS 150 did not have any impact on the Company's Consolidated Financial Statements because the Company does not have any financial instruments with characteristics of both liabilities and equity.

Bolt Technology Corporation and Subsidiaries

Consolidated Statements of Income (Loss)

	For the Years Ended June 30,		
	2003	2002	2001
REVENUES:			
Sales	**$ 10,842,000**	$ 17,991,000	$ 15,496,000
COSTS AND EXPENSES:			
Cost of sales	**7,116,000**	9,967,000	8,912,000
Research and development	**206,000**	253,000	271,000
Selling, general and administrative	**3,873,000**	4,520,000	4,250,000
Amortization of goodwill	**-**	-	660,000
Interest expense	**-**	194,000	369,000
Interest income	**(18,000)**	(32,000)	(37,000)
	11,177,000	14,902,000	14,425,000
Income (loss) before income taxes	**(335,000)**	3,089,000	1,071,000
Provision (benefit) for income taxes	**(174,000)**	1,218,000	675,000
NET INCOME (LOSS)	**$ (161,000)**	$ 1,871,000	$ 396,000
EARNINGS (LOSS) PER SHARE:			
Basic	**($ 0.03)**	$ 0.35	$ 0.07
Diluted	**($ 0.03)**	$ 0.35	$ 0.07
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:			
Basic	**5,414,357**	5,411,890	5,408,733
Diluted	**5,414,357**	5,416,281	5,413,626

See Notes to Consolidated Financial Statements.

Bolt Technology Corporation and Subsidiaries

Consolidated Balance Sheets

	At June 30, 2003	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 1,922,000**	$ 1,474,000
Accounts receivable, less allowance for uncollectible accounts of $60,000 in 2003 and $199,000 in 2002	**1,695,000**	3,509,000
Inventories	**5,078,000**	4,734,000
Deferred income taxes	**713,000**	704,000
Other current assets	**160,000**	93,000
	9,568,000	10,514,000
Plant and Equipment:		
Building and leasehold improvements	**346,000**	555,000
Geophysical equipment	**269,000**	269,000
Machinery and equipment	**6,053,000**	6,017,000
Equipment held for rental	**320,000**	320,000
	6,988,000	7,161,000
Less accumulated depreciation	**(6,092,000)**	(6,055,000)
	896,000	1,106,000
Goodwill, net	**11,127,000**	11,170,000
Deferred Income Taxes	**103,000**	-
Other Assets	**82,000**	70,000
	$ 21,776,000	$ 22,860,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 480,000**	$ 495,000
Accrued expenses	**757,000**	1,540,000
	1,237,000	2,035,000
Deferred Income Taxes	**-**	125,000
Total Liabilities	**1,237,000**	2,160,000
Stockholders' Equity:		
Common stock, no par value, authorized 9,000,000 shares; issued and outstanding 5,414,357 shares	**26,152,000**	26,152,000
Accumulated deficit	**(5,613,000)**	(5,452,000)
Total Stockholders' Equity	**20,539,000**	20,700,000
	$ 21,776,000	$ 22,860,000

See Notes to Consolidated Financial Statements.

Bolt Technology Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended June 30,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	**$ (161,000)**	$ 1,871,000	$ 396,000
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	**281,000**	321,000	954,000
Deferred income taxes	**(194,000)**	1,053,000	616,000
	(74,000)	3,245,000	1,966,000
Change in operating assets and liabilities:			
Accounts receivable	**1,814,000**	1,098,000	(2,519,000)
Inventories	**(344,000)**	(242,000)	44,000
Other assets	**(79,000)**	(4,000)	94,000
Accounts payable	**(15,000)**	(489,000)	564,000
Accrued liabilities	**(737,000)**	70,000	436,000
Income taxes payable	**(46,000)**	149,000	-
Net cash provided by operating activities	**519,000**	3,827,000	585,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	**(71,000)**	(82,000)	(83,000)
Net cash used in investing activities	**(71,000)**	(82,000)	(83,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of debt	**-**	(3,600,000)	(1,700,000)
Net cash used in financing activities	**-**	(3,600,000)	(1,700,000)
Net increase (decrease) in cash	**448,000**	145,000	(1,198,000)
Cash and cash equivalents at beginning of year	**1,474,000**	1,329,000	2,527,000
Cash and cash equivalents at end of year	**$ 1,922,000**	$ 1,474,000	$ 1,329,000
Supplemental disclosure of cash flow information:			
Cash transactions:			
Interest paid	**$ -**	$ 194,000	$ 369,000
Income taxes paid	**$ 65,000**	$ 121,000	$ 62,000
Non-cash transactions:			
Transfer of inventory to plant and equipment	**$ -**	$ -	$ 255,000

See Notes to Consolidated Financial Statements.

Note 1... Description of Business and Significant Accounting Policies

Bolt Technology Corporation operates in two business segments: geophysical equipment and industrial products. Geophysical equipment includes the development, manufacture and sale of marine seismic energy sources, underwater electrical connectors, cables, air gun signature hydrophones and pressure transducers. The industrial products segment manufactures and sells miniature industrial clutches, brakes and sub-fractional horsepower electric motors.

Principles of Consolidation:

The consolidated financial statements include the accounts of Bolt Technology Corporation and its subsidiary companies. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Uncollectible Accounts:

The allowance for uncollectible accounts is established through a provision for bad debts charged to expense. Accounts receivable are charged against the allowance for uncollectible accounts when the Company believes that collectibility of the principal is unlikely. The allowance is an amount that the Company believes will be adequate to absorb estimated losses on existing accounts receivable, based on the evaluation of the collectibility of accounts receivable and prior bad debt experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the accounts receivable, overall accounts receivable quality, review of specific problem accounts receivable, and current economic and industry conditions that may affect the customer's ability to pay. While the Company uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic and industry conditions.

Inventories:

Inventories are valued at the lower of cost or market, with cost principally determined on an average cost method which approximates the first-in, first-out method. The Company reserves for all slow moving inventory. Amounts are charged to the reserve when the Company scraps or disposes of inventory.

Plant and Equipment:

Plant and equipment are stated at cost. Depreciation for financial accounting purposes is computed using the straight-line method over the estimated useful lives of 5 to 10 years for machinery and equipment and rental assets, 1 to 10 years for geophysical equipment, 15 to 30 years for buildings, and over the term of the lease for leasehold improvements. Major improvements which add to the productive capacity or extend the life of an asset are capitalized, while repairs and maintenance are charged to expense as incurred.

Goodwill:

Goodwill represents the excess cost over the value of net tangible assets acquired in business combinations and was being amortized using the straight-line method over 20 years. Accumulated amortization at June 30, 2003 and 2002 was $1,750,000. Effective July 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill amortization ceased when the new standard was adopted. The standard also required an initial goodwill impairment test in the year of adoption and annual impairment tests thereafter. The initial impairment test of the goodwill balance as of July 1, 2001 was completed and the results indicated no impairment of the Company's recorded goodwill. Annual impairment tests of the goodwill balance as of July 1, 2002 and July 1, 2003 were also conducted and both of these test results indicated no impairment. All three tests were conducted by management with the assistance of an independent valuation company.

As a result of an acquisition in fiscal year 1998, the Company generated tax deductible goodwill which exceeded the goodwill recorded for book purposes. The goodwill reduction during fiscal year 2003 of $43,000 is a result of the tax benefits generated by the goodwill deductible for tax purposes.

Revenue Recognition and Warranty Costs:

Sales revenue is recognized when the risk of ownership has been transferred to the buyer, which is generally upon shipment. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"),

"Revenue Recognition in Financial Statements," summarizing certain guidance in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted the provisions of SAB 101 in the fourth quarter of 2001, retroactive to July 1, 2000. The adoption of SAB 101 had no effect on the Company's financial position or results of operations. Warranty costs and product returns incurred by the Company have not been significant.

Income Taxes:

The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using currently enacted tax rates. The provision (benefit) for income taxes is the sum of the amount of income tax paid or payable for the year determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities.

Stock-Based Compensation:

The Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148") in 2003 and SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") in 1997. Under SFAS 123, as amended by SFAS 148, companies can, but are not required to, elect to recognize compensation expense for all stock-based awards using a fair value methodology. The Company has adopted the disclosure-only provisions, as permitted by SFAS 123 and 148. In this regard, the Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based plans. Accordingly, no compensation expense is recognized for grants under the Company's stock option plan.

Had compensation cost for stock options granted been determined in accordance with the provisions of SFAS 123, as amended by SFAS 148, net income (loss) and earnings (loss) per share would have been as follows:

	For the Years Ended June 30,		
Net Income:	**2003**	2002	2001
Net income (loss), as reported	**$ (161,000)**	$ 1,871,000	$ 396,000
Additional compensation cost determined under the fair value method for all stock option grants, net of income tax effect	**71,000**	1,000	65,000
Net income (loss), pro forma	**$ (232,000)**	$ 1,870,000	$ 331,000
Basic and diluted earnings (loss) per share:			
As reported	**$ (0.03)**	$ 0.35	$ 0.07
Pro forma	**$ (0.04)**	$ 0.35	$ 0.06

See Note 6 to the Consolidated Financial Statements for additional information concerning stock options.

Long-Lived Assets:

The Company's long-lived assets consist of plant and equipment and other current and non-current assets. The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is considered impaired when anticipated undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company's reviews as of June 30, 2002 and 2003 did not result in any indicators of impairment.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. The most critical estimates made by the Company are those relating to inventory valuation reserves, goodwill impairment and the realization of deferred tax assets. Actual results could differ from those estimates.

Computation of Earnings (Loss) Per Share:

Basic earnings (loss) per share is computed by dividing net income (loss) by the average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the average number of common shares outstanding assuming dilution, the calculation of which assumes that all stock options are exercised at the beginning of the period and the proceeds used to purchase shares at the average market price for the period. The following is a reconciliation from basic earnings (loss) per share to diluted earnings (loss) per share for each of the last three years:

	For the Years Ended June 30,		
	2003	2002	2001
Net income (loss) available to common stockholders	**$ (161,000)**	$ 1,871,000	$ 396,000
Divided by:			
Weighted average common shares	**5,414,357**	5,411,890	5,408,733
Weighted average common share equivalents	**-**	4,391	4,893
Total weighted average common shares and common share equivalents	**5,414,357**	5,416,281	5,413,626
Basic and diluted earnings (loss) per share	**$ (0.03)**	$ 0.35	$ 0.07

For the year ended June 30, 2003, the effect of common stock equivalents relating to stock options was not included in the calculation because to do so would have been anti-dilutive. For the years ended June 30, 2002 and 2001, the calculations do not include options to acquire 160,000 shares and 148,000 shares, respectively, since their inclusion would have been anti-dilutive.

Recent Accounting Developments:

Guarantees: In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. Specifically, FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon the issuance of a guarantee and requires that certain disclosures be made concerning such guarantee. The initial recognition and measurement provisions of FIN 45 are effective on a prospective basis to guarantees issued or modified after December 15, 2002, irrespective of the guarantor's fiscal year- end. The disclosure requirements relating to FIN 45 are effective for either interim or annual financial statements periods ending after December 15, 2002. The adoption of FIN 45 did not have any impact on the Company's Consolidated Financial Statements because the Company does not issue guarantees.

Accounting for Stock-Based Compensation – Transition and Disclosure: In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). This statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. SFAS 148 amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to require prominent disclosure and in tabular format the effects on reported net income of an entity's accounting policy decisions concerning stock-based employee compensation. In addition, SFAS 148 requires disclosure of the pro forma effect of stock-based employee compensation on reported net income in interim financial statements. This statement is effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The Company adopted SFAS 148 at the beginning of the third quarter of fiscal 2003 and that adoption did not have an impact on the Company's consolidated results of operations or financial condition, since the Company did not elect to change to the fair value method of accounting. The Company, however, has modified its reporting disclosures in the footnotes to the Company's Consolidated Financial Statements as required by the new standard.

Variable Interest Entities: In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires variable interest entities (commonly referred to as "SPEs") to be consolidated by the primary beneficiary of the SPE provided that certain criteria are met. FIN 46 is effective immediately for all such entities created after or acquired after January 31, 2003. The adoption of FIN 46 did not have any impact on the Company's Consolidated Financial Statements since the Company did not have any variable interest entities or SPEs as of June 30, 2003.

Derivative Instruments and Hedging Activities: In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under FASB No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is effective for derivative contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All requirements of SFAS 149 are applied prospectively with certain exceptions. We believe that the adoption of SFAS 149 will not have any impact on the Company's results of operations or financial position because the Company does not enter into any derivative instrument and hedging transactions.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity: In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement establishes standards for how an issuer should classify and measure certain financial instruments having characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an "asset" in certain cases). Prior to the issuance of SFAS 150 many issuers classified such instruments as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing as of the beginning of the interim period of adoption. SFAS 150 does not provide for restatement. The adoption of SFAS 150 did not have any impact on the Company's Consolidated Financial Statements because the Company does not have any financial instruments with characteristics of both liabilities and equity.

Note 2... Credit Facility

In May 2002, the Company entered into a one-year $1,500,000 unsecured line of credit agreement with a bank to support working capital requirements. The Company never borrowed under this facility which expired in May 2003. The Company is currently evaluating its requirements with respect to arranging a new credit facility.

Note 3... Inventories

Inventories at June 30 consist of the following:

	2003	2002
Raw materials and sub-assemblies	**$ 5,629,000**	$ 5,148,000
Work-in-process	**646,000**	501,000
	6,275,000	5,649,000
Less-Reserve for inventory valuation	**(1,197,000)**	(915,000)
	$ 5,078,000	$ 4,734,000

The inventory valuation reserve reflects the cost of inventory which is not expected to be recovered. The reserve recorded is equal to all or a potion of the cost of such inventory based on the specific facts and circumstances. We monitor inventory levels on a regular basis and record increases in inventory valuation reserves in cost of sales and decreases in inventory valuation reserves when items are scrapped or disposed of.

Note 4... Income Taxes

Income tax expense (benefit) consists of the following for the three years ended June 30:

	2003	2002	2001
Current:			
Federal	**$ -**	$ -	$ 21,000
State	**20,000**	165,000	38,000
Deferred:			
Federal	**(171,000)**	1,053,000	616,000
State	**(23,000)**	-	-
Income tax expense (benefit)	**$ (174,000)**	$ 1,218,000	$ 675,000

A reconciliation of the federal statutory rate to the effective tax rate reflected in the total provision (benefit) for income taxes is as follows:

	For the Years Ended June 30,		
	2003	2002	2001
Statutory rate	**(34)%**	34%	34%
State income taxes, net of federal tax benefit	**(3)**	5	3
Nondeductible expenses, principally goodwill in 2001	**5**	1	17
Reduction in investment tax credit carry-forward	**-**	1	14
Exempt income from foreign sales	**(10)**	(2)	(5)
Increase in AMT credit	**(10)**	-	-
Effective rate	**(52)%**	39%	63%

Deferred income taxes under the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's net deferred income tax asset at June 30 were as follows:

	2003	2002
Deferred tax assets:		
Tax loss carry-forward	**$ 222,000**	$ -
Inventory valuation reserve	**467,000**	347,000
Allowance for uncollectible accounts	**24,000**	79,000
Plant and equipment depreciation	**38,000**	22,000
Alternative minimum tax credit carry-forward	**310,000**	278,000
Gross deferred tax asset	**1,061,000**	726,000
Deferred tax liability:		
Amortization of goodwill	**(245,000)**	(147,000)
Gross deferred tax liability	**(245,000)**	(147,000)
Net deferred tax asset	**$ 816,000**	$ 579,000

Note 5... Benefit Plans

The Company maintains defined contribution retirement plans covering substantially all employees who satisfy the age and service requirements of the plans. The Company's contributions to the plans for the years ended June 30, 2003, 2002, and 2001 amounted to $207,000, $191,000, and $200,000, respectively.

Note 6... Stock Options

The Company's 1993 Stock Option Plan provided for the granting of options to purchase up to 550,000 shares of Common Stock of the Company at a price not less than fair market value at date of grant. Options granted to employees are exercisable for a period of up to ten years. The plan also provided for the granting to non-employee directors of options to purchase 3,000 shares of Common Stock each time they were elected directors.

A summary of the Stock Option Plan at June 30, 2003, 2002 and 2001 and the changes during the years ended on those dates is presented below.

	2003		2002		2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**169,000**	**$ 6.24**	224,000	$ 5.84	203,000	$ 5.97
Granted	**307,000**	**$ 3.08**	3,000	$ 4.55	21,000	$ 4.56
Exercised	-	-	(40,000)	$ 4.13	-	-
Expired	**(119,000)**	**$ 6.63**	(18,000)	$ 5.70	-	-
Outstanding at end of year	**357,000**	**$ 3.39**	169,000	$ 6.24	224,000	$ 5.84

Under the terms of the plan, no options can be granted subsequent to June 30, 2003 but options granted prior to that date shall remain in effect until such options have been exercised or terminated in accordance with the plan and the terms of such options.

The following table summarizes information concerning outstanding and exercisable stock options at June 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.05 - $ 3.45	307,000	4.6 Years	$ 3.08	-	-
$ 4.38 - $ 4.56	28,000	1.8 Years	$ 4.50	28,000	$ 4.50
$ 6.25 - $ 6.38	22,000	0.6 Years	$ 6.32	22,000	$ 6.32
	357,000	4.1 Years	$ 3.39	50,000	$ 5.30

The estimated fair value of options granted during 2003, 2002 and 2001 were $1.09, $1.36 and $2.66 per share, respectively as estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Expected dividend yield	**0%**	0%	0%
Expected stock price volatility	**63%**	58%	62%
Risk-free interest rate	**2.59%**	3.47%	6.00%
Expected life (years)	**5**	5	5

Note 7... Stockholders' Equity

Changes in issued Common Stock and Stockholders' Equity for each of the three years ended June 30, 2003 were as follows:

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance June 30, 2000	5,408,733	$ 26,152,000	$ (7,719,000)	$ 18,433,000
Net income	-	-	396,000	396,000
Balance June 30, 2001	5,408,733	26,152,000	(7,323,000)	18,829,000
Exercise of stock options	5,624	-	-	-
Net income	-	-	1,871,000	1,871,000
Balance June 30, 2002	5,414,357	26,152,000	(5,452,000)	20,700,000
Net loss	-	-	(161,000)	(161,000)
Balance June 30, 2003	5,414,357	$ 26,152,000	$ (5,613,000)	$ 20,539,000

Note 8... Commitments and Contingencies

Concentration of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade accounts receivable. The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the Company's ongoing credit evaluation and its short collection terms. The Company does not generally require collateral from its customers but, in certain cases, the Company does require the customer to provide a letter of credit or an advance payment. In limited cases the Company will grant customers extended payment terms of up to 12 months. The Company establishes an allowance for uncollectible accounts based upon the factors discussed in Note 1 under "*Allowance for Uncollectible Accounts.*" Historically, the Company has not incurred significant credit related losses. The Company invests its excess cash in certificates of deposit with maturities of usually less than one month in an effort to maintain safety and liquidity.

Financial Instruments:

The Company does not hold or issue financial instruments for trading or hedging purposes, nor does it hold interest rate, leveraged, or other types of derivative financial instruments. Fair values of accounts receivable, accounts payable and accrued expenses reflected in the June 30, 2003 and 2002 balance sheets approximate carrying values at those dates.

Lease Commitments:

The following table presents the Company's future minimum lease payments as of June 30, 2003 relating to its non-cancelable operating leases with terms in excess of one year:

Years Ended June 30,	Amount
2004	**$ 474,000**
2005	**398,000**
2006	**291,000**
2007	**291,000**
2008	**155,000**
	$ 1,609,000

Under such operating leases, rent expense amounted to $478,000, $470,000 and $453,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

The Company's leases for its Norwalk, Connecticut office and manufacturing facilities expire on January 9, 2008. The Company has options to renew such leases for an additional five year period.

The Company leases a building in Cypress, Texas from the former shareholder of A-G Geophysical Products, Inc. for $10,750 per month. The lease agreement expires in April 2005, and also grants the Company an option to purchase the facility for $1,000,000.

Employment Severance Agreements:

The Company has a severance compensation plan for certain executive officers and key employees of the Company which becomes operative upon their termination if such termination occurs within 24 months subsequent to a change in ownership of the Company, as defined in the plan.

The Company also has an employment agreement with its president and chief executive officer which provides for severance in the case of voluntary or involuntary termination or change in control. This employment agreement has a term through June 30, 2006, subject to extension as set forth in the agreement.

The aggregate maximum potential severance liability under the above-mentioned agreements approximates $3,200,000 at June 30, 2003. No amounts were due as of that date because no events had occurred which would have triggered such liability.

Litigation:

From time to time, the Company is a party to routine litigation and proceedings that are considered part of the ordinary course of its business. The Company is not aware of any current or pending litigation.

Note 9... Segment and Customer Information

The Company's reportable segments are "geophysical equipment" and "industrial products." Bolt Technology Corporation and A-G are in the geophysical equipment segment. Custom Products is in the industrial products segment. The following table provides selected financial information for each segment for the years ended June 30, 2003, 2002 and 2001.

Fiscal Year ended June 30, 2003	Geophysical Equipment	Industrial Products	Total
Sales	**$ 8,132,000**	**$ 2,710,000**	**$ 10,842,000**
Interest income	**18,000**	**-**	**18,000**
Interest expense	**-**	**-**	**-**
Depreciation and amortization	**247,000**	**34,000**	**281,000**
Income (loss) before income taxes	**(768,000)**	**433,000**	**(335,000)**
Segment assets	**17,004,000**	**4,772,000**	**21,776,000**
Fixed asset additions	**69,000**	**2,000**	**71,000**

Fiscal Year ended June 30, 2002	Geophysical Equipment	Industrial Products	Total
Sales	$ 15,447,000	$ 2,544,000	$ 17,991,000
Interest income	32,000	-	32,000
Interest expense	194,000	-	194,000
Depreciation and amortization	284,000	37,000	321,000
Income before income taxes	2,738,000	351,000	3,089,000
Segment assets	18,165,000	4,695,000	22,860,000
Fixed asset additions	65,000	17,000	82,000

Fiscal Year ended June 30, 2001	Geophysical Equipment	Industrial Products	Total
Sales	$ 12,508,000	$ 2,988,000	$ 15,496,000
Interest income	37,000	-	37,000
Interest expense	369,000	-	369,000
Depreciation and amortization	694,000	260,000	954,000
Income before income taxes	590,000	481,000	1,071,000
Segment assets	18,786,000	5,948,000	24,734,000
Fixed asset additions	76,000	7,000	83,000

The Company does not allocate income taxes to segments.

The following table reports sales by country for the years ended June 30, 2003, 2002 and 2001. Sales are attributed to each country based on the location of the customer.

	2003	2002	2001
United States	**$ 5,861,000**	$ 7,509,000	$ 8,321,000
Norway	**1,559,000**	3,501,000	2,546,000
France	**947,000**	765,000	513,000
Singapore	**534,000**	1,598,000	1,171,000
United Kingdom	**497,000**	1,786,000	689,000
Mexico	**291,000**	34,000	3,000
Canada	**241,000**	262,000	161,000
Former Soviet Union	**238,000**	1,101,000	178,000
Japan	**203,000**	134,000	100,000
Peoples Republic of China	**158,000**	852,000	1,269,000
Germany	**118,000**	185,000	93,000
Other	**195,000**	264,000	452,000
	$ 10,842,000	$ 17,991,000	$ 15,496,000

A relatively small number of customers has accounted for the Company's geophysical equipment segment sales. Customers accounting for 10% or more of consolidated sales for 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Customer A	**12%**	17%	17%
Customer B	**12%**	14%	11%

Note 10... Supplementary Information

Accrued expenses at June 30 consist of the following:

	2003	2002
Compensation and related taxes	**$ 184,000**	$ 685,000
Compensated absences	**244,000**	242,000
Commissions payable	**161,000**	309,000
Professional fees	**10,000**	106,000
Income taxes payable	**72,000**	118,000
Other	**86,000**	80,000
	$ 757,000	$ 1,540,000

Note 11... Quarterly Results (unaudited)

The following table summarizes results for each of the four quarters in the years ended June 30, 2003 and 2002.

	For the Quarter Ended			
	Sept. 30	Dec. 31	March 31	June 30
2003				
Sales	**$ 3,094,000**	**$ 2,419,000**	**$ 2,320,000**	**$ 3,009,000**
Cost of sales	**1,799,000**	**1,597,000**	**1,487,000**	**2,233,000**
Income (loss) before taxes	**248,000**	**(269,000)**	**(215,000)**	**(99,000)**
Net income (loss)	**151,000**	**(178,000)**	**(136,000)**	**2,000**
Basic and diluted earnings (loss) per share	**$ 0.03**	**$ (0.03)**	**$ (0.03)**	**$ 0.00**
2002				
Sales	$ 4,191,000	$ 4,280,000	$ 4,760,000	$ 4,760,000
Cost of sales	2,505,000	2,350,000	2,640,000	2,472,000
Income before taxes	491,000	674,000	769,000	1,155,000
Net income	302,000	409,000	469,000	691,000
Basic and diluted earnings per share:	$ 0.06	$ 0.07	$ 0.09	$ 0.13

Independent Auditors' Reports

Board of Directors and Stockholders
Bolt Technology Corporation
Norwalk, Connecticut

We have audited the accompanying consolidated balance sheet of Bolt Technology Corporation and subsidiaries as of June 30, 2003 and the related consolidated statements of income (loss) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the June 30, 2003 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bolt Technology Corporation and subsidiaries as of June 30, 2003 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
August 21, 2003

Board of Directors and Stockholders
Bolt Technology Corporation
Norwalk, Connecticut

We have audited the accompanying consolidated balance sheet of Bolt Technology Corporation and subsidiaries as of June 30, 2002 and the related consolidated statements of income and cash flows for each of the two years in the period ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bolt Technology Corporation and subsidiaries as of June 30, 2002 and the consolidated results of their operations and their cash flows for each of the two years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Stamford, Connecticut
August 15, 2002

Common Stock Data

Our Common Stock is listed on the American Stock Exchange under the symbol "BTJ". The following table sets forth the high and low sales prices for our Common Stock for the quarters indicated.

Fiscal 2003	**High**	**Low**
First Quarter	**$ 4.99**	**$ 3.54**
Second Quarter	**4.05**	**2.80**
Third Quarter	**3.25**	**2.82**
Fourth Quarter	**3.60**	**2.90**

Fiscal 2002	High	Low
First Quarter	$ 5.93	$ 4.56
Second Quarter	4.95	4.25
Third Quarter	5.60	4.45
Fourth Quarter	4.74	4.00

The number of stockholders of record at September 19, 2003 was 281. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our Common Stock is held of record in broker "street names."

We have not paid a dividend since 1985. We do not intend to pay cash dividends on our Common Stock in the foreseeable future. Any future decision to pay cash dividends will depend upon our growth, profitability, financial condition and other factors that the Board of Directors may deem relevant.

Note Regarding Forward-Looking Statements

Forward-looking statements in this Annual Report, future filings by the Company with the Securities and Exchange Commission, the Company's press releases and oral statements by authorized officers of the Company are intended to be subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These include statements about anticipated financial performance, future revenues or earnings, business prospects, new products, anticipated market performance, planned production and shipping of products, expected cash needs and similar matters. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation (i) the risk of technological change relating to the Company's products and the risk of the Company's inability to develop new competitive products in a timely manner, (ii) the risk of decreased demand for the Company's products due to fluctuations in energy industry activity, (iii) the Company's reliance on certain significant customers, (iv) risks associated with a significant amount of foreign sales, and (v) the risk of fluctuations in future operating results. The Company believes that forward-looking statements made by it are based on reasonable expectations. However, no assurances can be given that actual results will not differ materially from those contained in such forward-looking statements. The words "estimate," "project," "anticipate," "expect," "predict," "believe" and similar expressions are intended to identify forward-looking statements.

Corporate Information

BOARD OF DIRECTORS

Raymond M. Soto (1)
Chairman, President and Chief Executive Officer

Kevin M. Conlisk (1)(2)(3)(4)
Principal and Chief Financial Officer
Alinabal Holdings Corporation

Joseph Espeso
Senior Vice President, Finance and Chief Financial Officer

Michael H. Flynn (4)
President
Westport National Bank

George R. Kabureck (2)(4)
Retired, Former Senior Vice President, Administration
Norwalk Hospital

Joseph Mayerick, Jr.
Senior Vice President, Marketing and Secretary

Daniel K. McConlogue (3) (4)
President
Eleven O'Clock Associates, LLC

Gerald H. Shaff
President
Custom Products Corporation

Gerald A. Smith (1)(2)(3)(4)
Chief Executive Officer
Integrated Loan Services, Inc.

(1) Member, Executive Committee
(2) Member, Audit Committee
(3) Member, Executive Compensation Committee
(4) Member, Nominating Committee

EXECUTIVE OFFICERS

Raymond M. Soto
Chairman, President and Chief Executive Officer

Joseph Espeso
Senior Vice President, Finance and Chief Financial Officer

Joseph Mayerick, Jr.
Senior Vice President, Marketing and Secretary

BOLT RESEARCH DIVISION
Norwalk, Connecticut

John Andros
Vice President, Operations Support

H. Thomas Jensen
Vice President, Engineering

Augustus W. Merwin
Vice President, Manufacturing

Michael A. Saunders
Vice President, Technical Sales

Radha R. Khurana
Controller

CUSTOM PRODUCTS CORPORATION
North Haven, Connecticut

Gerald H. Shaff
President

Philip H. Bacon
Vice President, Engineering

A-G GEOPHYSICAL PRODUCTS, INC.
Cypress, Texas

Albert H. Gerrans
Chairman

Michael C. Hedger
President

GENERAL COUNSEL

Levett Rockwood P.C.
Westport, Connecticut

INDEPENDENT AUDITORS

McGladrey & Pullen, LLP
Stamford, Connecticut

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10 a.m. Tuesday, November 25, 2003, at the Norwalk Inn and Conference Center, 99 East Avenue, Norwalk, Connecticut.

FORM 10-K

The Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained, without cost, upon request to the Secretary, Bolt Technology Corporation, Four Duke Place, Norwalk, CT 06854.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Telephone: (800) 635-9270

CORPORATE HEADQUARTERS

Bolt Technology Corporation
Four Duke Place
Norwalk, CT 06854
Telephone: (203) 853-0700
Internet: www.bolt-technology.com



Bolt Technology Corporation
Four Duke Place
Norwalk, Connecticut 06854
www.bolt-technology.com